Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-161911 and 333-161911-01

Entergy Texas Restoration Funding, LLC
Issuing Entity

$545,900,000*

Senior Secured Transition Bonds

Transaction Summary

We, Entergy Texas Restoration Funding, LLC, are issuing $545,900,000* of Senior Secured Transition Bonds in three tranches (the "bonds"). The bonds are our senior secured obligations secured by transition property, which includes the right to a special, irrevocable nonbypassable charge ("transition charge") paid by all retail electric customers in the service territory of Entergy Texas, Inc. ("Entergy Texas") based on their consumption of electricity, as discussed below. The Public Utility Commission of Texas (the "PUCT") requires and guarantees that transition charges be adjusted annually, and semi-annually as necessary, to ensure the expected recovery of amounts sufficient to timely provide all scheduled payments of principal and interest on the bonds (the "true-up mechanism"). Through the true-up mechanism, all retail electric customers cross share in the liabilities of all other retail electric customers for the payment of transition charges.

In April 2009, the Texas legislature enacted a special statute, Senate Bill (SB) 769, adding Subchapter I to Chapter 36 of the Public Utility Regulatory Act ("PURA") (Subchapter I of Chapter 36, together with Subchapter G of Chapter 39 of PURA are referred to collectively as the "Financing Act"). The Financing Act authorizes electric utilities in Texas, including Entergy Texas, to finance the recovery of certain costs incurred as a result of any tropical storm or hurricane, ice or snow-storm, flood or other weather related event or natural disaster occurring in 2008 or thereafter (which costs are referred to under the Financing Act as "system restoration costs"), as well as the costs expensed or charged to a storm reserve and the costs of issuing, supporting, and servicing bonds, through the issuance of transition bonds ("transition bonds"). A Texas utility must apply to the PUCT for a financing order under the Financing Act to authorize the issuance of transition bonds. The PUCT issued an irrevocable financing order to Entergy Texas on September 11, 2009 (the "financing order"). Pursuant to the financing order, Entergy Texas established us as a bankruptcy remote special purpose subsidiary company to issue the bonds.

In the financing order, the PUCT authorized a transition charge to be imposed on all retail electric customers who purchase electricity in Entergy Texas' service territory (approximately 395,000 customers as of December 31, 2008 and 402,000 customers as of June 30, 2009), to pay principal and interest on the bonds and other expenses relating to the bonds. Entergy Texas, as initial servicer, will collect transition charges on our behalf and remit estimated transition charges daily to the indenture trustee.

The PUCT guarantees that it will take specific actions pursuant to the irrevocable financing order as expressly authorized by the Financing Act to ensure that transition charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the bonds. The PUCT's obligations are direct, explicit, irrevocable and unconditional upon issuance of the bonds, and are legally enforceable against the PUCT, which is a United States public sector entity.

The bonds are not a liability of Entergy Texas or any of its affiliates (other than us). The bonds are not a debt or general obligation of the State of Texas, the PUCT or any other governmental agency or instrumentality, and are not a charge on the full faith and credit or taxing power of the State of Texas or any other governmental agency or instrumentality.

This Preliminary Term Sheet has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any bonds in any jurisdiction where such offer or sale is prohibited. Please read the important information and qualifications on page 14 of this Preliminary Term Sheet.
Morgan Stanley Bookrunning Senior Manager	Citi Bookrunner
Goldman, Sachs & Co. Co-Manager	RBS Co-Manager
Loop Capital Markets, LLC Co-Manager

* Preliminary; subject to change

$545,900,000*

Entergy Texas Restoration Funding, LLC
Senior Secured Transition Bonds

Summary of Terms

Anticipated Tranche Structure*
Tranche[1]	Expected Average Life (Years)	Size ($)	Scheduled Final Payment Date	Final Maturity Date	Scheduled Sinking Fund Payments Begin	No. of Scheduled Semi-annual Sinking Fund Payments
Tranche A-1	3.00	180,800,000	February 1, 2015	February 1, 2016	August 1, 2010	10
Tranche A-2	7.00	146,000,000	August 1, 2018	August 1, 2019	February 1, 2015	8
Tranche A-3	10.87	219,100,000	August 1, 2022	November 1, 2023	August 1, 2018	9
Issuing Entity and Capital Structure

Entergy Texas Restoration Funding, LLC is a special purpose bankruptcy-remote limited liability company wholly-owned by Entergy Texas. We have no commercial operations and were formed solely to purchase and own the transition property (defined in "Credit/Security"), to issue the transition bonds and to perform activities incidental thereto. We are responsible to the State of Texas and the PUCT.

In addition to the transition property, our assets include a capital investment by Entergy Texas in the amount of 0.5% of the bonds' principal amount issued. This capital contribution will be held in the capital subaccount. We have also created an excess funds subaccount to retain, until the next payment date, any amounts collected and remaining after all payments on the bonds have been made on any payment date.

Securities Offered

Senior secured sinking fund fixed-rate bonds, as listed above, scheduled to pay principal and interest semi-annually and sequentially in accordance with the expected sinking fund schedule. See "Expected Sinking Fund Schedule."

Required Ratings	"Aaa"/"AAA"/"AAA" by Moody's, S&P and Fitch, respectively.
Payment Dates and Interest Accrual

Interest payable semi-annually, August 1st and February 1st, and on the final maturity date, or, if any such day is not a business day, the following business day. Interest will be calculated at a fixed rate on a 30/360 basis. The first interest and scheduled principal payment date is August 1, 2010.

Interest is due on each payment date and principal is due upon the legal final maturity date, but is expected on the scheduled maturity date for each tranche.
Optional Redemption 9; __________________________ [1] Each tranche pays sequentially. * Preliminary; subject to change.	None. Non-call for the life of the bonds.
Average Life	Stable. Prepayment is not permitted; there is no prepayment risk. Extension is possible but the risk is statistically insignificant.
Credit/Security

The bonds are secured by the transition property, which includes the irrevocable right to impose, collect and receive a nonbypassable electricity consumption-based transition charge, from all retail electric customers (approximately 395,000 customers as of December 31, 2008 and 402,000 customers as of June 30, 2009), including all individuals, corporations, other business entities, and governmental entities, who purchase electricity in Entergy Texas' service territory. The Financing Act and the PUCT require that transition charges be set and adjusted to collect amounts sufficient to pay principal and interest on a timely basis. Funds on deposit in the collection account and related subaccounts and our rights under various transaction documents are also pledged to secure the bonds. See also "Issuing Entity and Capital Structure" and "PUCT Guaranteed True-up Mechanism for Payment of Scheduled Principal and Interest."

Transition Property/Cross Sharing of Liabilities

The transition property securing the bonds is not a pool of receivables. It consists of all of our rights and all of the rights of Entergy Texas under the Financing Act and the financing order, including the irrevocable right to impose, collect and receive nonbypassable transition charges and the right to implement the true-up mechanism. Transition property is a present property right created by the Financing Act and the financing order and protected by the State pledge described below. Through the true-up mechanism, all retail electric customers cross share in the liabilities of all other retail electric customers for the payment of transition charges.

Nonbypassable Transition Charges

The PUCT has a guaranteed right from the government of the State of Texas to collect transition charges from all existing and future retail electric customers located within Entergy Texas' service territory, even if the utility goes out of business and its service area is acquired by another utility or is municipalized or, with limited exceptions relating to certain new on-site generation, if customers choose to operate new on-site generation. The transition charges are also nonbypassable if retail competition is ever introduced into Entergy Texas' service territory within the term of the transition bonds.

PUCT Guaranteed True-up Mechanism for Payment of Scheduled Principal and Interest

The Financing Act and the irrevocable financing order together guarantee that transition charges on all retail electric customers will be adjusted annually, and, if necessary, semi-annually or more often after the last scheduled payment date, to ensure the expected recovery of amounts sufficient to provide timely payment of scheduled principal and interest on the bonds. The PUCT guarantees that it will take specific actions pursuant to the irrevocable financing order as expressly authorized by the Financing Act to ensure that transition charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the bonds.

There is no "cap" on the level of transition charges that may be imposed on retail electric customers to pay on a timely basis scheduled principal and interest on the bonds. In no event, however, will transition charges imposed on retail electric customers be assessed for services provided after 15 years from the issuance of the bonds.

Relationship to the Prior Transition Bonds

In June 2007, Entergy Gulf States Reconstruction Funding I, LLC, a special purpose wholly owned subsidiary of Entergy Texas, issued and sold $329,500,000 of Senior Secured Transition Bonds, Series A (the "prior transition bonds"), in accordance with a financing order issued by the PUCT in April 2007. Entergy Texas currently acts as servicer for the prior transition bonds. The transition property securing the prior transition bonds does not secure the bonds. The outstanding prior transition bonds are currently rated AAA/Aaa/AAA by S&P, Moody's and Fitch, respectively.

Obligations of the State of Texas and the PUCT

The financing order provides that the true-up mechanism and all other obligations of the State of Texas and the PUCT set forth in the financing order are direct, explicit, irrevocable and unconditional upon issuance of the bonds, and are legally enforceable against the State of Texas and the PUCT.

State Pledge

The State of Texas has made a direct pledge in the Financing Act for the benefit and protection of bondholders that it will not take or permit any action that would impair the value of the transition property or reduce, alter or impair the transition charges until the bonds are fully repaid or discharged, other than specified true-up adjustments to correct any overcollections or undercollections. The State Pledge provides rights enforceable by bondholders. No voter initiative or referendum process exists in Texas, unlike in some other states.

Tax Treatment	Bonds will be treated as the debt of Entergy Texas, our sole member, for U.S. federal income tax purposes.
Type of Offering	Securities and Exchange Commission (the "SEC") registered.
ERISA Eligible	Yes, as described in the base prospectus.

OTHER CONSIDERATIONS
Enhanced Continuing Disclosure

The indenture under which the bonds will be issued requires all of the periodic reports that Entergy Texas, as our sponsor, files with the SEC, the principal transaction documents and other information concerning the transition charges and security relating to the bonds to be posted on the website associated with our parent company, currently located at www.entergy.com. No other information contained on that website constitutes part of this Preliminary Term Sheet, the prospectus or any prospectus supplement related to the bonds.

Furthermore, even if it would otherwise be permitted to suspend such filings, so long as any bonds are outstanding, we or Entergy Texas on our behalf will continue filing periodic reports under the Securities Exchange Act of 1934 and the rules, regulations or orders of the SEC. Consequently, information will continue to be publicly available and accessible to bondholders through the SEC.

Parent/Servicer/Sponsor

Entergy Texas is an operating subsidiary of Entergy Corporation, a Delaware corporation based in New Orleans, Louisiana ("Entergy"). Entergy is an integrated energy company engaged primarily in electric power production and retail distribution operations. Neither Entergy Texas nor Entergy nor any other affiliate (other than us) is an obligor of the transition bonds.

Entergy Texas is a public utility engaged in the generation, transmission, distribution and sale of electric energy in the State of Texas. As of December 31, 2008, Entergy Texas provided electric service to approximately 395,000 retail customers in its service territory. During the 12 months ended December 31, 2008, Entergy Texas' total deliveries in Texas were approximately 33.8% residential, 26.3% commercial, 38.3% industrial and 1.6% government and municipal. As of June 30, 2009, Entergy Texas provided electric service to approximately 402,000 retail customers in its service territory. During the six-months ended June 30, 2009, Entergy Texas' total retail electric deliveries were approximately 33.0% residential, 27.1% commercial, 38.2% industrial, and 1.7% government and municipal.

Bookrunning Senior Manager	Morgan Stanley & Co. Incorporated.
Bookrunner	Citigroup Global Markets Inc.
Co-Managing Underwriters	Goldman, Sachs & Co., RBS Securities Inc. and Loop Capital Markets, LLC

SETTLEMENT
Indenture Trustee	The Bank of New York Mellon, a New York banking corporation.
Expected Settlement	November 6, 2009, settling flat. DTC, Clearstream and Euroclear.
Use of Proceeds	Paid to Entergy Texas to reduce debt.
More Information	For a complete discussion of the proposed transaction, please read the base prospectus and the accompanying prospectus supplement when available.

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Parties to Transaction and Responsibilities

The following chart represents a general summary of the parties to the transactions underlying the offering of the bonds, their roles and their various relationships to the other parties:
Flow of Funds

The following chart represents a general summary of the flow of funds following issuance of the bonds:

 ______________________________________________

   *   As of December 31, 2008 and as of June 30, 2009, Entergy Texas had, respectively, approximately 395,000 and 402,000 retail customers in its service territory
  **  Currently, there are no retail electric providers. Further, if the provisions of PURA remain unchanged and Entergy Texas remains a member of SERC, it is possible, but not likely, that there will be any competing retail electric providers within the term that the transition bonds are outstanding.
***  Payments of principal and interest will follow payment of certain fees and operating expenses.

Key Questions and Answers on PUCT Guaranteed True-Up Mechanism

Q1: Could the financing order be rescinded or altered?

A: No.  The Financing Act and the financing order provide that the financing order is irrevocable.

Q2: Could the Financing Act be repealed or altered in a manner that will impair the value of the security or prevent timely repayment of the bonds?

A: Not without potentially violating the State pledge in the Financing Act or PUCT pledge in the financing order. Any such action by the State of Texas that impairs the value of the security or timely repayment of the bonds would violate the State's pledge in the Financing Act not to take such action, unless the State of Texas or the PUCT acts in order to serve a significant and legitimate public purpose, such as protecting the public health and safety or responding to a national or regional catastrophe affecting Entergy Texas' service territory, or if the State of Texas otherwise acts in the valid exercise of the State's police power.

Q3: Are the PUCT's obligations under the financing order, including its obligations to implement the true-up mechanism, enforceable by bondholders?

A: Yes. The financing order provides that the true-up mechanism and all other obligations of the PUCT and the State of Texas set forth in the financing order are direct, explicit, irrevocable and unconditional upon issuance of the bonds, and are legally enforceable against the State of Texas and the PUCT.

Q4: Are there any reasonably foreseeable circumstances in which the true-up mechanism would not be required to be applied to customer bills, e.g., economic recession, temporary power shortages, blackouts, or bankruptcy of the parent company?

A: No.  Once the bonds are issued, the provisions of the irrevocable financing order that relate to the bonds (including the true-up mechanism) are unconditional. If collections differ or are projected to differ from forecasted revenues, regardless of the reason, Entergy Texas is required annually, and, if necessary, semiannually, and more often following the last final scheduled payment date, to submit to the PUCT an adjustment to the transition charges as necessary to ensure the imposition of charges sufficient to provide payment of principal and interest on the bonds and other costs, including fees and expenses, in connection with the bonds on a timely basis. Under the financing order, the PUCT will confirm the mathematical accuracy of the submission and approve the imposition of the adjusted transition charges within 15 days. The adjusted transition charges will immediately be reflected on the customer's next bill. Any errors identified by the PUCT will be corrected in the next true-up adjustment.

Q5: Can customers avoid paying transition charges?

A: No.  The Financing Act provides that the transition charges are nonbypassable. Nonbypassable means that these charges will be payable by all existing and future retail customers located within Entergy Texas' service territory, even if the utility goes out of business or its service area is acquired by another utility or is municipalized or, with limited exceptions for certain new on-site generation, if such retail customers choose to operate new on-site generation equipment. If Entergy Texas' service area ever becomes subject to retail competition, we will be entitled to collect transition charges from any electric providers serving those retail customers.

Q6: Is there any cap or limit on the amount of the transition charge for any customer?

A: No. In no event, however, will transition charges imposed on retail electric customers be assessed for services provided after 15 years from the issuance of the bonds.

Q7: What happens if, for any reason, electricity usage and, as a result, related transition charges, are less than projected at any time over the life of the bonds?

A: The transition charges paid by all retail electric customers will be increased to ensure payment of the bonds pursuant to the true-up mechanism.

Q8: What if customers leave Entergy Texas' service territory or fail to pay the transition charges?

A: In the event customers leave Entergy Texas' service territory or fail to pay the transition charges the true-up mechanism allows us to recalculate the transition charges such that those ratepayers who do pay will make up the difference.

Expected Sinking Fund Schedule*

Semi-Annual Payment Date	Tranche A-1 Principal Repayment	Tranche A-2 Principal Repayment	Tranche A-3 Principal Repayment
Initial tranche balance	$180,800,000	$146,000,000	$219,100,000
			-
8/1/2010	12,181,754	-	-
2/1/2011	20,841,769	-	-
8/1/2011	16,640,232	-	-
2/1/2012	21,635,220	-	-
8/1/2012	16,710,416	-	-
2/1/2013	21,857,695	-	-
8/1/2013	17,364,758	-	-
2/1/2014	22,497,703	-	-
8/1/2014	17,626,318	-	-
2/1/2015	13,444,135	9,301,109	-
8/1/2015	-	18,366,184	-
2/1/2016	-	23,483,061	-
8/1/2016	-	19,095,493	-
2/1/2017	-	24,230,177	-
8/1/2017	-	19,971,967	-
2/1/2018	-	25,055,339	-
8/1/2018	-	6,496,669	14,336,573
2/1/2019	-	-	25,944,475
8/1/2019	-	-	21,889,391
2/1/2020	-	-	26,999,157
8/1/2020	-	-	23,006,128
2/1/2021	-	-	28,118,780
8/1/2021	-	-	24,156,877
2/1/2022	-	-	29,267,309
8/1/2022	-	-	25,381,310

Number of payments	10	8	9

* Preliminary; subject to change.

Expected Amortization Schedule*
 Outstanding Principal Balance Per Tranche
Semi-Annual Payment Date	Tranche A-1 Balance	Tranche A-2 Balance	Tranche A-3 Balance
11/6/2009 (Closing Date)	$180,800,000	$146,000,000	$219,100,000
8/1/2010	168,618,246	146,000,000	219,100,000
2/1/2011	147,776,476	146,000,000	219,100,000
8/1/2011	131,136,245	146,000,000	219,100,000
2/1/2012	109,501,024	146,000,000	219,100,000
8/1/2012	92,790,609	146,000,000	219,100,000
2/1/2013	70,932,914	146,000,000	219,100,000
8/1/2013	53,568,156	146,000,000	219,100,000
2/1/2014	31,070,453	146,000,000	219,100,000
8/1/2014	13,444,135	146,000,000	219,100,000
2/1/2015	-	136,698,891	219,100,000
8/1/2015	-	118,332,707	219,100,000
2/1/2016	-	94,849,646	219,100,000
8/1/2016	-	75,754,152	219,100,000
2/1/2017	-	51,523,975	219,100,000
8/1/2017	-	31,552,008	219,100,000
2/1/2018	-	6,496,669	219,100,000
8/1/2018	-	-	204,763,427
2/1/2019	-	-	178,818,952
8/1/2019	-	-	156,929,561
2/1/2020	-	-	129,930,404
8/1/2020	-	-	106,924,276
2/1/2021	-	-	78,805,496
8/1/2021	-	-	54,648,619
2/1/2022	-	-	25,381,310
8/1/2022	-	-	-

* Preliminary; subject to change.

PUCT Guaranteed True-up Mechanism for Payment of Scheduled Principal and Interest

The Financing Act and the financing order guarantee that transition charges will be reviewed and adjusted at least annually, and if necessary, semi-annually, and more often following the last final scheduled payment date, to ensure the expected recovery from all retail electric customers of amounts sufficient to timely provide all payments of principal and interest and other required amounts and charges in connection with the bonds. Transition property is not a pool of receivables and, through the true up mechanism, all retail electric customers cross share in the liabilities for all other retail electric customers for the payment of transition charges.

The following describes the mechanics for implementing the true-up mechanism on all retail electric customers based on their consumption of electricity. (See also "Key Questions and Answers on PUCT Guaranteed True-Up Mechanism" on page 7.)

MANDATORY ANNUAL TRUE-UPS for Payment of Scheduled Principal and Interest

STEP 1:   Each year, Entergy Texas computes the total dollar requirement for the bonds for the coming year, which includes scheduled principal and interest payments and all other permitted costs of the transaction, adjusted to correct any prior undercollection or overcollection.

STEP 2:    Entergy Texas allocates this total dollar requirement among specific customer classes.

STEP 3:    Entergy Texas forecasts consumption by each customer class.

STEP 4:   Entergy Texas divides the total dollar requirement for each customer class by the forecasted consumption to determine the transition charge for that customer class.

STEP 5:    Entergy Texas must make a true-up filing with the PUCT, specifying such adjustments to the transition charges as may be necessary, regardless of the reason for the difference between forecasted and required collections. The PUCT will confirm the mathematical accuracy of the submission and approve the imposition of the adjusted transition charges within 15 days. The adjusted transition charges will be implemented with the first billing cycle of Entergy Texas' next billing month after the true-up adjustment is filed with the PUCT. Any errors identified by the PUCT will be corrected in the next true-up adjustment.

MANDATORY INTERIM TRUE-UPS for Payment of Scheduled Principal and Interest

Entergy Texas must seek an interim true-up once every six months (or quarterly in the thirteenth and fourteenth years) if Entergy Texas or a successor servicer forecasts that collections of transition charges during the next semi-annual or quarterly payment period (as applicable) will be insufficient to make all scheduled payments of principal, interest and other amounts in respect of the bonds and to replenish the capital subaccount for the bonds to its required level.

NON-STANDARD TRUE-UP MECHANISM

The financing order also provides for a non-standard true-up mechanism if the forecasted billing units for one or more of the customer classes for an upcoming period decrease by more than 10% compared to the threshold billing units for such class set forth in the financing order. The purpose of the non-standard true-up is to reallocate the transition charges among the customer classes in order to avoid overburdening the remaining members of a customer class the size of which has decreased significantly. In a non-standard true-up, the servicer will make a filing with the PUCT at least 90 days before the date that the transition charges to be imposed in connection with such non-standard true-up are to go into effect. The servicer will issue appropriate notice of the filing and the PUCT will conduct a contested case proceeding on the proposed non-standard true-up. The scope of the proceeding will be limited to determining whether the proposed adjustment complies with the financing order. The PUCT will issue a final order by the proposed true-up adjustment date specified by the servicer in the non-standard true-up filing. If the PUCT cannot issue an order by that date, the servicer may implement the proposed adjustments and any modifications subsequently ordered by the PUCT will be made by the servicer in the next true-up filing.

STABLE AVERAGE LIFE

Severe stress cases on electricity consumption result in no measurable changes in the weighted average lives of each tranche.

For the purposes of preparing the table below, the following assumptions, among others, have been made: (i) the forecast error stays constant over the life of the bonds and is equal to an overestimate of electricity consumption of 5% (1.41 standard deviations from mean) or 15% (6.03 standard deviations from mean) and (ii) Entergy Texas or a successor servicer makes timely and accurate filings to true-up the transition charges semi-annually. There can be no assurance that the weighted average lives of the bonds will be as shown.

Weighted Average Life Sensitivity

Tranche	Expected Weighted Avg. Life ("WAL") (yrs)	WAL
		-5% (1.41 Standard Deviations from Mean)		-15% (6.03 Standard Deviations from Mean)
		WAL (yrs)	Change (days)*	WAL (yrs)	Change (days)*
A-1	3.00	3.00	0	3.00	0
A-2	7.00	7.00	0	7.00	0
A-3	10.87	10.87	0	10.87	0

                                                   _____________________________
                                                   * Number is rounded to whole days.

Glossary

"transition charges"

Transition charges are statutorily-created, nonbypassable, consumption-based per kilowatt hour, per kilowatt or per kilovolt-Amperes charges. Transition charges are irrevocable and payable, through Entergy Texas or retail electric providers if retail competition is ever introduced into Entergy Texas' service territory, by retail electric customers who consume electricity that is delivered through the distribution system or produced in certain new on-site generation. There is no "cap" on the level of transition charges that may be imposed on future retail electric customers as a result of the true-up mechanism. In no event, however, will transition charges imposed on retail electric customers be assessed for services provided after 15 years from the issuance of the bonds. Through the true-up mechanism, all retail electric customers cross share in the liabilities of all other retail electric customers for the payment of transition charges.

"principal payments"

Principal will be paid sequentially. No tranches will receive principal payments until all tranches with earlier expected maturity dates have been paid in full unless there is an acceleration of the bonds following an event of default in which case principal will be paid to all tranches on a pro-rata basis. Please see "Expected Sinking Fund Schedule."

"sinking fund"	The amortization method providing for sequential payments of scheduled principal of each tranche. Please see "Expected Sinking Fund Schedule."
Issuer Responsible to the State of Texas and PUCT

We are responsible to the State of Texas and the PUCT. Specifically, (i) our organizational documents and transaction documents prohibit us from engaging in any activities other than acquiring the transition property, issuing the transition bonds, and performing other activities as specifically authorized by the financing order, (ii) we must respond to representatives of the PUCT throughout the process of offering transition bonds, and (iii) all required true-up adjustments must be filed by the servicer on our behalf. In addition, the servicing agreement and indenture require certain reports to be submitted to the PUCT by or on our behalf.

"ratings"

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating agency. No person is obligated to maintain the rating on any bond, and, accordingly, there can be no assurance that the ratings assigned to any tranche of the bonds upon initial issuance will not be revised or withdrawn by a rating agency at any time thereafter.

We and Entergy Texas have filed a registration statement (including a prospectus and prospectus supplement) (Registration Nos. 333-161911 and 333-161911-01) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You can also obtain copies of the registration statement from the SEC upon payment of prescribed charges, or you can examine the registration statement free of charge at the SEC's offices at 100 F Street, N.E., Washington, D.C. 20549. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Morgan Stanley & Co. Incorporated toll free at (1-866-718-1649) or Citigroup Global Markets Inc. toll free at (1-877-858-5407).

This Preliminary Term Sheet is not required to contain all information that is required to be included in the prospectus and prospectus supplement that have been prepared and provided to you for the securities offering to which this Preliminary Term Sheet relates. The prospectus and prospectus supplement contain material information not contained herein, and the prospective purchasers are referred to the prospectus and prospectus supplement, including the final prospectus and prospectus supplement. The prospectus and prospectus supplement contain all material information in respect to the bonds. This Preliminary Term Sheet is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this Preliminary Term Sheet is preliminary, and may be superseded by an additional term sheet provided to you prior to the time you enter into a contract of sale. This Preliminary Term Sheet is being delivered to you solely to provide you with information about the offering of the bonds referred to herein. The bonds are being offered when, as and if issued. In particular, you are advised that these securities are subject to modification or revision (including, among other things, the possibility that one or more tranches of bonds may be split, combined or eliminated), at any time prior to the availability of a final prospectus.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this Preliminary Term Sheet is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential are not applicable to these materials and should be disregarded to the extent inconsistent with any legends or other information contained herein. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

Neither the SEC nor any state securities commission has approved or disapproved of the bonds or determined if this Preliminary Term Sheet is truthful or complete. Any representation to the contrary is a criminal offense.

Price and availability of the bonds are subject to change without notice.

Neither the State of Texas nor the PUCT is acting as an agent for the issuer or its affiliates in connection with the proposed transaction.

OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS

Notice to Residents of Singapore

Each Underwriter acknowledges that this Preliminary Term Sheet has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Underwriter represents, warrants and agrees that it has not offered or sold any bonds or caused the bonds to be made the subject of an invitation for subscription or purchase, and will not offer or sell any bonds or cause the bonds to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute this Preliminary Term Sheet or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of bonds, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA") or (ii) to a relevant person, or any person pursuant to Section 275(1)(A) of the SFA and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the bonds are subscribed or purchased under Section 275 by a relevant person which is:

(a)         a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)         a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the bonds pursuant to an offer made under Section 275 except:

(1)         to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debenture and untis of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)         where no consideration is or will be given for the transfer;

(3)         where the transfer is by operation of law.

Notice to Residents of the People's Republic of China

The bonds have not been and will not be registered under the Securities Law of the People's Republic of China (as the same may be amended from time to time) and are not to be offered or sold to persons within the People's Republic of China, and no offering material or information contained herein relating to the offering of the bonds may be supplied to the public in the People's Republic of China or used in connection with any offer for the subscription or sale of the bonds to the public in the People's Republic of China. However, the foregoing restrictions do not prevent any entity incorporated within the People's Republic of China that is authorized to engage in foreign exchange business and offshore investment from outside of china from investing in the bonds through legitimate vehicles. Such entities may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations with respect of its subscriptions and trading of the bonds. For the purpose of this paragraph, reference to the People's Republic of China does not include the Hong Kong and Macau special administrative regions or Taiwan.

Notice to Residents of Japan

The bonds have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the "FIEL") (Law No. 25 of 1948, as amended), and may not be offered or sold in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL, and in compliance with the other relevant laws, regulations, and ministerial guidelines of Japan.

Notice to Residents of Hong Kong

No prospectus in relation to the bonds has been or will be registered with the Companies Registry in Hong Kong. Each Underwriter has represented, warranted and agreed that:

It has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any bonds other than (a) to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong ("SFO") and any rules made thereunder; or (b) in circumstances that do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of the laws of Hong Kong ("CO") or that do not constitute an offer or an invitation to the public for the purposes of the CO and the SFO;

It has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the bonds, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to bonds that are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined under the SFO and any rules made under that Ordinance.

Notice to Residents of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of bonds which are the subject of the offering contemplated by this Offering Circular to the public in that Relevant Member State other than:

(a)         to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)         to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than 43,000,000 Euro and (iii) an annual net turnover of more than 50,000,000 Euro, as shown in its last annual or consolidated accounts;

(c)         to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Lead Manager; or

(d)         in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of bonds to the public" in relation to any bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the bonds to be offered so as to enable an investor to decide to purchase or subscribe the bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Residents of the United Kingdom

Each Underwriter has represented and agreed that:

(a)         it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (the "FSMA")) received by it in connection with the issue or sale of the bonds in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity; and

(b)         it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the bonds in, from or otherwise involving the United Kingdom.